Christopher Bruno

President

RSE Markets, Inc.

T 413-822-9740

chris@rallyrd.com

250 Lafayette Street, 3rd Floor

New York, NY 10012

347-952-8058

October 4, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Mara Ransom, Assistant Director

Re: RSE Archive, LLC

Amendment No. 2 to Offering Statement on Form 1-A

Filed September 16, 2019

File No. 024-11057

Ladies and Gentlemen:

This letter sets forth the response of RSE Archive, LLC (the “Company”) to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 2 to the Offering Statement on Form 1-A publicly submitted to the Commission on September 16, 2019, contained in the Staff’s letter, dated October 4, 2019 (the “Comment Letter”),  The Company has further revised the Offering Statement and is filing Amendment No. 3 to the Company’s Offering Statement on Form 1-A (“Amended Offering Statement”) together with this response letter.  The Amended Offering Statement reflects amended disclosure and updates in response to each of the Staff’s comments.

For the convenience of the Staff, the comments from the Comment Letter are restated in bold prior to the response to the comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Offering Statement. The relevant changes to the disclosure we have made are underlined in the text below. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Amended Offering Statement.  We are also sending, under separate cover, a marked copy of the Offering Statement showing changes to the Offering Statement.

Exhibit 4.1, page 139

1.Please augment your subscription agreement to include, as you did in your limited liability agreement, the statement that the Company acknowledges for the avoidance of doubt that this Section 11 shall not apply to claims arising under the Securities Act and the Exchange Act.

Response:

In response to the Staff’s comments, the Company has amended the Form of Subscription Agreement (see Section 11) to more clearly reflect the disclosure in the offering circular and has filed this as an amendment to the exhibits of the Amended Offering Statement.

Please feel free to call me with any questions at 413-822-9740.

Very truly yours,

/s/ Christopher Bruno

Christopher Bruno

cc:

Scott Anderegg, Esq.

Scott Stringer

Donna Di Silvio

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Dean M. Colucci, Duane Morris LLP